Exhibit 3.1

AMENDMENT TO BYLAWS

OF

MERCER INTERNATIONAL INC.

(As adopted by the Board of Directors on April 16, 2019)

Section 3.3 of Article 3 of the Bylaws of Mercer International Inc. is deleted in its entirety and replaced with the following:

“3.3 Election.

(a)

Except as provided in this Section 3.3(b), Section 3.4 and 3.5, and unless provided in the Articles of Incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. If, for any reason, the directors shall not have been elected at an annual meeting, they may be elected at a special meeting of shareholders called for that purpose in accordance with these Bylaws. Subject to Section 3.3(b), despite the expiration of a director’s term, the director shall continue to serve until the director’s successor shall have been elected and qualified or until there is a decrease in the number of directors.

(b)

Except as provided in this Section 3.3(b), a nominee for director shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election. The following shall not be votes cast: (i) a share whose ballot is marked as abstain; (ii) a share otherwise present at the meeting but for which there is an abstention; and (iii) a share otherwise present at the meeting as to which a shareholder gives no authority or direction. Notwithstanding the foregoing, the directors shall be elected by a plurality of the votes cast in a “contested election” at any meeting of shareholders. A nominee for director in an election, other than a contested election, who does not receive the requisite votes for election, but who was a director at the time of the election, shall continue to serve as a director for a term that shall terminate on the date that is the earliest of: (A) ninety (90) days from the date on which the voting results of the election are certified, (B) the date on which an individual is selected by the Board of Directors to fill the office held by such director (which selection shall be deemed to constitute the filling of a vacancy by the Board of Directors), or (C) the date the director resigns. A “contested election” is one in which (i) on the last day for delivery of a notice under Section 2.1(b), a stockholder that has provided notice in accordance with Section 2.1(b) to nominate a person to stand for election as a director and has complied with the requirements of Section 2.1(b) with respect to one or more nominees; and (ii) there is a bona fide election contest, as evidenced by an affirmative determination of the Board of Directors to that effect (the failure by the Board of Directors to make any determination to the contrary being deemed an affirmative determination). This bylaw is intended to implement RCW 23B.10.205 of the Washington Business Corporation Act. For purposes of clarity and to resolve any ambiguity under RCW 23B.10.205, it is assumed that for purposes of determining the number of director nominees, on the last day for delivery of a notice under Section 2.1(b), there is a candidate nominated by the Board of Directors for each of the director positions to be voted on at the meeting. Nothing in this bylaws is intended to limit the authority of the Board of Directors to determine that a bona fide election contest does not exist, in which event it shall disclose the applicable voting regime in the notice of meeting or, if such determination occurs after such notice has been sent, send a new notice which shall include disclosure of the applicable voting regime.”